Exhibit 99.1

Beamr to Showcase Validation of Video Workflows Powered by NVIDIA

Company to participate at Mile High Video 2026, from February 2-5, 2026 in Denver, Colorado

Herzliya, Israel, Jan. 28, 2026 (GLOBE NEWSWIRE) -- Beamr Imaging Ltd. (NASDAQ: BMR), a leader in video optimization technology and solutions, will showcase a validation framework that verifies how compressed and AI-enhanced video preserves quality as human viewers perceive it, at Mile High Video 2026, February 2-5, 2026 in Denver, Colorado.

As Ultra HD becomes the baseline for consumer viewing and AI-enhanced video workflows gain traction, streaming platforms and broadcasters face a critical verification challenge: proving that AI-enhanced and compressed video offers the visual quality viewers expect, while managing infrastructure costs and operations. AI enhanced workflows, such as super-resolution, may risk introducing artifacts or degradation, while legacy infrastructures designed for 720p require costly upgrades for reliable 4K delivery.

Without validation frameworks aligned to viewer expectations, operators hesitate to deploy innovative technologies at scale. Beamr’s technology addresses this validation challenge with a three-layer framework:

●	Real-time and cost-effective AI quality enhancement solution, upgrading 720p content to live 4Kp60. The unified pipeline integrates NVIDIA RTX Video Super Resolution with GStreamer-based design for easy deployment while reducing the need for infrastructure investment.

●	Beamr’s patented Content-Adaptive Bitrate (CABR) technology, accelerated by NVIDIA RTX PRO and NVENC, applies perceptually driven compression, validating the quality of each compressed frame while reducing its size by up to 50%.

●	Quality verification framework, aligned with how human viewers experience the media content.

“Media teams require quantifiable evidence that video compression preserves visual quality and that AI enhancement produces reliable results without hallucinations,” said Tamar Shoham, Chief Technology Officer at Beamr. “Our approach delivers real-time processing with measurable confidence at every stage, from capture through compression and AI enhancement to live 4Kp60 output. Our validation process is based on perceptual quality, the golden standard that measures how human viewers actually experience the video, which is how premium content is ultimately judged.”

Beamr’s technology, trusted by media and technology giants, supports all major codecs, including efficient codec modernization to HEVC and AV1. The ACM Mile-High-Video conference is a flagship video encoding and streaming event organized by engineers and researchers from both industry and academia.

About Beamr

Beamr (Nasdaq: BMR) is a world leader in content-adaptive video compression, trusted by top media companies including Netflix and Paramount. Beamr’s perceptual optimization technology (CABR) is backed by 53 patents and a winner of Emmy® Award for Technology and Engineering. The innovative technology reduces video file sizes by up to 50% while preserving quality and enabling AI-powered enhancements.

Beamr powers efficient video workflows across high-growth markets, such as media and entertainment, user-generated content, machine learning, and autonomous vehicles. Its flexible deployment options include on-premises, private or public cloud, with convenient availability for Amazon Web Services (AWS) and Oracle Cloud Infrastructure (OCI) customers.

For more details, please visit www.beamr.com or the investors’ website www.investors.beamr.com

Forward-Looking Statements

This press release contains “forward-looking statements” that are subject to substantial risks and uncertainties. Forward-looking statements in this communication may include, among other things, statements about Beamr’s strategic and business plans, technology, relationships, objectives and expectations for its business, the impact of trends on and interest in its business, intellectual property or product and its future results, operations and financial performance and condition, including its expectations for significant revenue growth in 2025. All statements, other than statements of historical fact, contained in this press release are forward-looking statements. Forward-looking statements contained in this press release may be identified by the use of words such as “anticipate,” “believe,” “contemplate,” “could,” “estimate,” “expect,” “intend,” “seek,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “target,” “aim,” “should,” “will” “would,” or the negative of these words or other similar expressions, although not all forward-looking statements contain these words. Forward-looking statements are based on the Company’s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s annual report filed with the SEC on March 4, 2025 and in subsequent filings with the SEC. Forward-looking statements contained in this announcement are made as of the date hereof and the Company undertakes no duty to update such information except as required under applicable law.

Investor Contact:
investorrelations@beamr.com